EXHIBIT 23.4

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Post-Effective Amendment No. 1 on Form S-3 to Registration Statement No. 333-231871 of our report dated July 12, 2019, relating to the combined balance sheets of the Dow Agricultural Sciences Business (the “Business”) as of December 31, 2018 and 2017, and the related combined statements of income and comprehensive income, cash flows, and equity, for the year ended December 31, 2018 and the four-month period ended December 31, 2017, which report expresses an unqualified opinion on those combined financial statements, appearing in the Annual Report on Form 10-K of E.I. du Pont de Nemours and Company for the year ended December 31, 2019, and to the reference to us under the heading “Experts” in such Registration Statement.

/s/ DELOITTE & TOUCHE LLP
Deloitte & Touche LLP
Midland, Michigan
February 14, 2020